[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

October 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Rochelle Plesset
John Reynolds
Jonathan Burr
James Lopez

Re:	NRE Delaware, Inc. Draft No. 3 of Registration Statement on Form S-1 Submitted September 8, 2017 CIK No. 0001690680

Dear Rochelle:

On behalf of my client, NRE Delaware, Inc. (the “Company”), I am writing in connection with Draft No. 3 of the Company’s Registration Statement on Form S-1 (CIK No. 0001690680) (“Draft No. 3”), which the Company confidentially submitted to the U.S. Securities and Exchange Commission on September 8, 2017.

Following the submission of Draft No. 2 of such Registration Statement, the Staff of the Division of Corporation Finance had indicated in its letter, dated February 28, 2017, that the Division of Investment Management was reviewing the Company’s prior response regarding compliance of the Company with the applicable exemptions under the Investment Company Act of 1940, and following such letter, you had a conversation with my colleague, David Lam, requesting additional information about the structure of the Company to ensure compliance with the applicable exemptions under the Investment Company Act of 1940.

Enclosed with this letter is a document setting forth such requested information. We note that, on July 17, 2017, the Company had acquired an additional business referred to as Berkeley Point Financial, and that the attached document, as well as Draft No. 3, reflect the acquisition of this business.

If you have any questions about the information contained in this document or need any other information, please do not hesitate to contact David K. Lam at (212) 403-1394 or me at (212) 403-1349.

Best regards,

/s/ Raaj Narayan
Raaj Narayan

Enclosures

cc:	James R. Ficarro, Chief Operating Officer
NRE Delaware, Inc.
Stephen M. Merkel, Executive Vice President, General Counsel and Secretary
BGC Partners, Inc.
David K. Lam
Wachtell, Lipton, Rosen & Katz

SUMMARY INVESTMENT COMPANY ACT POST-IPO ANALYSIS

NRE DELAWARE, INC.

NRE Delaware, Inc. (which we refer to in the Form S-1 Confidential Draft No. 3 submitted to the Securities and Exchange Commission on September 8, 2017 (the “Form S-1”) and in this document as “Newmark Inc.”) is the registrant and parent company, as well as the “issuer” for purposes of analysis under the Investment Company Act of 1940, as amended (which we refer to as the “1940 Act”). Newmark Inc. will directly or indirectly hold (i) equity interests in “majority-owned subsidiaries” of Newmark Inc. that are “controlled primarily” by Newmark Inc. for purposes of the 1940 Act; and (ii) minority equity interests in other entities that are not “majority-owned subsidiaries” of, or “controlled primarily” by, Newmark Inc. and that in the aggregate will not exceed 40% of Newmark Inc.’s total assets on an unconsolidated basis.

The two main “majority-owned subsidiaries” of Newmark Inc. will be (1) NRE Holdings, L.P. (which we refer to in the Form S-1 and in this document as “Newmark Holdings”) and (2) NRE OpCo, L.P. (which we refer to in the Form S-1 and in this document as “Newmark OpCo”). As explained below, both of these entities will be “majority-owned subsidiaries” of Newmark Inc. and will be “controlled primarily” by Newmark Inc.

Newmark OpCo, in turn, will hold the equity interests in most of the operating entities of Newmark Inc. and its consolidated subsidiaries.1 These equity interests can be grouped into two categories: (a) equity interests in “majority-owned subsidiaries” that will be “controlled primarily” by Newmark OpCo (which we refer to as the “Newmark Operating Subsidiaries”), including Berkeley Point Financial LLC; and (b) minority equity interests in entities that will not be “majority-owned subsidiaries” of, or “controlled primarily” by, Newmark OpCo (which we refer to as the “Other Entities”), including a minority equity interest in CF Real Estate Finance Holdings, L.P.

The following is a structure chart that reflects these entities and their ownership and control following the contemplated offering of Class A common stock by Newmark Inc.2:

[1]	For tax purposes, some Newmark Operating Subsidiaries are organized as corporations whose equity are either wholly owned by Newmark Inc. or whose equity are majority-owned by Newmark Inc. with the remainder owned by Newmark OpCo. Therefore, Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting interests in each of the Newmark Operating Subsidiaries.

[2]	This summary does not address certain wholly owned blocker entities through which Newmark Inc., Newmark Holdings and/or Newmark OpCo will hold their interests. These blocker entities will be inserted principally for tax purposes and are not significant for purposes of the 1940 Act analysis.

Post-IPO Structure Chart3

[3]	To avoid any investor confusion, this Post-IPO Structure Chart, as well as the chart in the Form S-1, does not show some Newmark Operating Subsidiaries that are organized as corporations whose equity are either wholly owned by Newmark Inc. or whose equity are majority-owned by Newmark Inc. with the remainder owned by Newmark OpCo. Such corporate subsidiaries are held in such fashion (as opposed to wholly owned by Newmark OpCo) for tax purposes. Nonetheless, for purposes of 1940 Act analysis, Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting interests in each of the Newmark Operating Subsidiaries.

Newmark Holdings

•	Outstanding Interests. The outstanding interests in Newmark Holdings will consist of:

o	A General Partner Interest.

◾	Newmark Inc. will own the sole General Partner Interest.

◾	The General Partner Interest will be the only partnership interest that confers the right to manage and control the business and affairs of Newmark Holdings.

o	A Special Voting Limited Partner Interest.

◾	Newmark Inc. will own the sole Special Voting Limited Partner Interest.

◾	The Special Voting Limited Partner Interest will be the only partnership interest that confers the right to appoint or remove the General Partner of Newmark Holdings. Accordingly, the Special Voting Limited Partner Interest will be the sole “voting security” of Newmark Holdings under Section 2(a)(42) of the 1940 Act.

o	Non-Voting Limited Partner Interests (such as REUs, RPUs, PSUs, PSIs, PSEs, LPUs, APSUs, APSIs, AREUs, ARPUs and NPSUs).

◾	Cantor Fitzgerald, L.P. and various individuals, including Newmark employees, will own these non-voting Limited Partner Interests.

◾	These non-voting Limited Partner Interests will entitle their holders to share in the economics of Newmark Holdings but will not confer the right to appoint or remove the General Partner. Accordingly, these non-voting Limited Partner Interests will not be “voting securities” under Section 2(a)(42) of the 1940 Act.

•	Analysis

o	Because Newmark Inc. will own the sole General Partner Interest and the sole Special Voting Limited Partner Interest, Newmark Inc. will “control” Newmark Holdings under Section 2(a)(9) of the 1940 Act, and Newmark Holdings will be “controlled primarily” by Newmark Inc.

o	Because Newmark Inc. will own the sole Special Voting Limited Partner Interest, which will be the only “voting security” of Newmark Holdings, Newmark Holdings will be a “majority-owned subsidiary” of Newmark Inc. under Section 2(a)(24) of the 1940 Act.

Newmark OpCo

•	Outstanding Interests. The outstanding interests in Newmark OpCo will consist of:

o	A General Partner Interest.

◾	Newmark Holdings will own the sole General Partner Interest.

◾	The General Partner Interest will be the only partnership interest that confers the right to manage and control the business and affairs of Newmark OpCo.

o	A Special Voting Limited Partner Interest.

◾	Newmark Holdings will own the sole Special Voting Limited Partner Interest.

◾	The Special Voting Limited Partner Interest will be the only partnership interest that confers the right to appoint or remove the General Partner of Newmark OpCo. Accordingly, the Special Voting Limited Partner Interest will be the sole “voting security” of Newmark OpCo under Section 2(a)(42) of the 1940 Act.

o	Non-Voting Limited Partner Interests.

◾	Newmark Inc. and Newmark Holdings will own these non-voting Limited Partner Interests.

◾	These non-voting Limited Partner Interests will entitle their holders to share in the economics of Newmark OpCo but will not confer the right to appoint or remove the General Partner of Newmark OpCo. Accordingly, these non-voting Limited Partner Interests will not be “voting securities” under Section 2(a)(42) of the 1940 Act.

•	Analysis

o	Because Newmark Holdings will own the sole General Partner Interest and the sole Special Voting Limited Partner Interest, Newmark Holdings will “control” Newmark OpCo under Section 2(a)(9) of the 1940 Act, and Newmark OpCo will be “controlled primarily” by Newmark Holdings.

o	Because Newmark Holdings will own the sole Special Voting Limited Partner Interest, which will be the only “voting security” of Newmark OpCo, Newmark OpCo will be a “majority-owned subsidiary” of Newmark Holdings under Section 2(a)(24) of the 1940 Act.

Newmark Operating Subsidiaries

•	Outstanding Interests. Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting interests in each of the Newmark Operating Subsidiaries,[4] and each of the Newmark Operating Subsidiaries will be primarily engaged in Newmark Inc.’s real estate services business and will own no meaningful amount of “investment securities.”

•	Analysis

o	Because Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting interests in each of the Newmark Operating Subsidiaries, Newmark Inc. or Newmark OpCo (as the case may be) will “control” each of the Newmark Operating Subsidiaries under Section 2(a)(9) of the 1940 Act, and each of the Newmark Operating Subsidiaries will be “controlled primarily” by Newmark Inc. or Newmark OpCo (as the case may be).

o	In addition, each of the Newmark Operating Subsidiaries will be a “majority-owned subsidiary” of Newmark Inc. or Newmark OpCo (as the case may be) under Section 2(a)(42) of the 1940 Act.

Other Entities

•	Outstanding Interests. Newmark OpCo will own minority equity interests in the Other Entities that are not “majority-owned subsidiaries” of, or “controlled primarily” by, Newmark Inc.

•	Analysis

o	Newmark OpCo will not “control” any of the Other Entities, and none of the Other Entities will be a “majority-owned subsidiary” of Newmark OpCo.

o	However, Newmark OpCo’s minority equity interests in the Other Entities in the aggregate will not exceed 40% of Newmark Inc.’s total assets on an unconsolidated basis.

CONCLUSIONS

•	Newmark Inc. will not meet the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act because Newmark Inc. will not own “investment securities” within the meaning of Section 3(a)(2) exceeding 40% of its total assets on an unconsolidated basis. Specifically, (i) the interests in Newmark Holdings, Newmark OpCo and the Newmark

[4]

As noted above, some Newmark Operating Subsidiaries are organized as corporations whose equity are either wholly owned by Newmark Inc. or whose equity are majority-owned by Newmark Inc. with the remainder owned by Newmark OpCo. Nonetheless, Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting interests in each of the Newmark Operating Subsidiaries.

Operating Subsidiaries that Newmark Inc. will directly and indirectly own will not be “investment securities” because such interests will in each case be securities issued by “majority-owned subsidiaries” of Newmark Inc.; and (ii) the minority equity interests in the Other Entities that are not “majority-owned subsidiaries” of Newmark Inc. that Newmark Inc. will indirectly own in the aggregate will not exceed 40% of the Newmark Inc.’s total assets on an unconsolidated basis.

o	Newmark Holdings will be a “majority-owned subsidiary” of Newmark Inc. because Newmark Inc. will hold the sole Special Voting Limited Partner Interest in Newmark Holdings, and such Special Voting Limited Partner Interest will be the only “voting security” of Newmark Holdings.

o	Newmark OpCo will be a “majority-owned subsidiary” of Newmark Inc. for the following reasons: (1) Newmark Holdings will be a “majority-owned subsidiary” of Newmark Inc. (for the reasons noted above); and (2) Newmark OpCo will be a “majority-owned subsidiary” of Newmark Holdings because Newmark Holdings will own the sole Special Voting Limited Partner Interest in Newmark OpCo, and such Special Voting Limited Partner Interest will be the only “voting security” of Newmark OpCo.

o	Each of the Newmark Operating Subsidiaries will be a “majority-owned subsidiary” of Newmark Inc. for the following reasons: (1) Newmark Holdings will be a “majority-owned subsidiary” of Newmark Inc. (for the reasons noted above); (2) Newmark OpCo will be a “majority-owned subsidiary” of Newmark Holdings (for the reasons noted above); and (3) each of the Newmark Operating Subsidiaries will be a “majority-owned subsidiary” of Newmark Inc. or Newmark OpCo because Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting interests in each of the Newmark Operating Subsidiaries.

•	In addition, under Rule 3a-1, Newmark Inc.’s direct and indirect interests in Newmark Holdings, Newmark OpCo and the Newmark Operating Subsidiaries are securities issued by companies that are both “majority-owned subsidiaries” of Newmark Inc. (for the reasons noted above) and “controlled primarily” by Newmark Inc. because (1) Newmark Inc. will own the sole General Partner Interest and the sole Special Voting Limited Partner Interest in Newmark Holdings, which in turn will own the sole General Partner Interest and the sole Special Voting Limited Partner Interest in Newmark OpCo; and (2) Newmark Inc. or Newmark OpCo will own at least a majority of the outstanding voting securities in each of the Newmark Operating Subsidiaries.

•	Finally, other definitions of “investment company” found in Sections 3(a)(1)(A) and 3(a)(1)(B) of the 1940 Act are not triggered.